

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2014

<u>Via E-mail</u>
Amos Ron
Chief Financial Officer
Vascular Biogenics Ltd.
6 Jonathan Netanyahu St.
Or Yehuda
Israel 60376

> **Re:** **Vascular Biogenics Ltd.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted May 9, 2014**
> **CIK No. 1603207**

Dear Mr. Ron:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

2. We note that you intend to request confidential treatment for certain exhibits. Comments regarding your confidential treatment request will be sent under separate cover. Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

3. Based on your response letter, we note you intend to update your filing in a subsequent amendment to reflect the closing of the Series E Financing that was expected to close on May 15, 2014. Please ensure the update you provide includes the material terms of the new financing and, if applicable, any related party involvement. Also, please address any material differences between the implied fair value of your common stock, indicated by the Series E Financing, and the estimated fair values of your stock as of July 1, 2013 and December 31, 2013 as well as the anticipated IPO price.

Financial Statements, page F-1

Note 2 – Summary of Significant Accounting Policies, page F-7
n. Government grants, page F-13

4. Based on your response to prior comment 35, please expand your accounting policy to clarify:
   • government grants are received in installments;
   • the "systematic basis" over which you recognize government grants; and
   • in the last sentence of your policy, that the amount of a forgivable loan is recognized as a receivable when a notice of approved payment is received before the transfer of funds.

Note 8 – Convertible Loan, page F-21

5. We note you entered into a convertible loan on July 1, 2013 that contains an embedded derivative and was not issued at fair value. We note you designated the entire loan as well as the variable conversion option as a liability at fair value. We also note the convertible loan was entered into with some "shareholders and related parties." Please address each of the following:
   • Explain how the original terms of the loan were determined and why there was a significant difference in the fair value of the loan and its principal amount. Indicate whether or not there are other factors, unrelated to the financing, that were considered when determining the terms of the convertible loan.
   • Clarify whether or not the shareholders and other related parties included officers and directors. If so, explain whether or not the arrangement is within the scope of IFRS 2.
   • Given that this transaction benefited some but not all of your shareholders, explain to us how this was reflected in your accounting for and presentation of this transaction.
   • Explain why the difference between the fair value and the principal amount of the convertible loan, $19.4 million, was charged to additional paid-in capital within equity on July 1, 2013.

Note 10 – Share Capital, page F-24

6. Please revise your disclosures under (f) on page F-28 to comply with IFRS 2.45(d).

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Pamela Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

/s/ John Cash, *for*

Pamela Long
Assistant Director

cc: Lawrence S. Wittenberg (via e-mail)
    Goodwin Procter LLP